January 6, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Craig H. Arakawa

Re:

Pacific Asia Petroleum, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Filed November 9, 2009

File No. 001-34525

Ladies and Gentlemen:

On behalf of Pacific Asia Petroleum, Inc., a Delaware corporation (the “Company”), we have enclosed for filing under the Securities Exchange Act of 1934, (i) Amendment No. 2 (“10-K Amendment”) to the Form 10-K for the Fiscal Year Ended December 31, 2008 (“Form 10-K”), excluding exhibits thereto, that was initially filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2009, and first amended on April 30, 2009 (the “Form 10-K/A”), and (ii) Amendment No. 1 (“10-Q Amendment”) to the Form 10-Q for the Fiscal Quarter Ended September 30, 2009 (the “Form 10-Q”), excluding exhibits thereto, that was initially filed with the Commission on November 9, 2009.  We have supplementally enclosed a copy of the 10-K Amendment and 10-Q Amendment that have been marked to show the changes that have been made to the Form 10-K as filed on February 27, 2009, as first amended on April 30, 2009, and the Form 10-Q as filed on November 9, 2009, respectively.

By its letter dated December 22, 2009, the staff of the Commission (the “Staff”) provided the Company with comments on the Form 10-K and Form 10-Q.  We have set forth below the responses of the Company to the Staff’s comments.  Our responses are numbered in a manner that corresponds with the Staff’s comments set forth in its letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Description of Business, page 2

1.

We note that you disclose in the last paragraph on page 2 that the Zijinshan property has in excess of 3.8 TCF of natural gas in place.  We also note that you disclose on page 13 of your third quarter Form 10-Q that “…the Fulaerjiqu Oilfield contains 115,000,000 barrels of Original Oil In Place.”  Tell us whether you are able to show that these estimates represent proved reserves as defined in Rule 4-10(a)(2) of Regulation S-X.  Please understand that disclosure of other than proved oil and gas reserves in your filings with the SEC is generally prohibited under Instruction 5 to Item 102 of Regulation S-K.

COMPANY RESPONSE

The Company’s disclosures regarding natural gas in place with respect to the Zijinshan property and the disclosures regarding original oil in place with respect to the Fulaerjiqu Oilfield were taken from estimates made by the Chinese government.  However, because these estimates do not represent proved reserves as defined in Rule 4-10(a)(2) of Regulation S-X, we have removed these, and other similar disclosure of other than proved oil and gas reserves as defined in Rule 4-10(a)(2) of Regulation S-X, from the Company’s 10-K Amendment and 10-Q Amendment.

Risk Factors, page 16

2.

The introductory paragraph suggests that you may not have included all known, material risks in this section.  Make clear that the section does include all such risks, and also take care to ensure that the risks are current and that they are tailored to you and your actual business.  For example, at page 19, you indicate that you are “recently formed” despite contrary information at page 5.  At page 19, you also refer to a potential “decline in revenues” and a reduction in your “profitability,” despite disclosure at pages 32 and 37 which makes clear that you had generated no revenues to date.

COMPANY RESPONSE

The Company has revised the introductory paragraph of the “Risk Factors” section of its 10-K Amendment to make it clear that the section does include all known, material risks, and, further, has tailored the risks, as appropriate, to reflect the Company and the Company’s actual business.  In addition, we have eliminated the prior reference describing the Company as "recently formed" from the risk factor cited at page 19 of the Form 10-K.

COMPANY RESPONSE

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

3.

It is unclear why you have checked the box as a “Non-accelerated filer,” despite properly checking the box as an “Accelerated filer” with the Form 10-K as initially filed.  In your response, please refer to the applicable provisions of Exchange Act Rule 12b-2.

COMPANY RESPONSE

The Company has revised the 10-K Amendment to properly check the “Accelerated filer” box in the 10-K Amendment in acknowledgment of the Company’s status as an “Accelerated filer” as defined under Exchange Act Rule 12b-2 due to its meeting of the following conditions as of the fiscal year ended December 31, 2008:

i.

The Company had an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $75 million or more, but less than $700 million, as of the last business day of the Company's second fiscal quarter ended June 30, 2008;

ii.

The Company had been subject to the requirements of section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months;

iii.

The Company had filed at least one annual report pursuant to section 13(a) or 15(d) of the Exchange Act; and

iv.

The Company was not eligible to use the requirements for smaller reporting companies in Part 229 of the Exchange Act Rule 12b-2 for its annual and quarterly reports.

Elements of Executive Compensation, page 9

4.

Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2008.  For example, you state that the annual bonuses were based on “individual performance of the executive” and “the Company’s achievement of financial and other objectives established by the Board each year.”  Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards.

COMPANY RESPONSE

As noted in our Form 10-K/A, the Company is a development stage company and the Compensation Committee was formed midway through the year 2008 (on July 22, 2008). Prior to the formation of the Compensation Committee, the Company’s Board of Directors served in this capacity and had responsibility for establishing, implementing and monitoring adherence to the Company’s compensation philosophy.  Upon establishment of the Company’s Compensation Committee on July 22, 2008, a formal Compensation Committee Charter was adopted setting forth the Company’s compensation philosophy and objectives, and specific timelines for meetings and progress reports was established.  Since the Compensation Committee’s establishment in July 2008, the guiding principles of the Company’s compensation program and the benchmark companies analyzed have been determined by the Company’s Compensation Committee in making compensation awards.

The Company’s overall compensation philosophy and objectives are set forth in the Compensation Committee Charter, which provides in part as follows:

The Committee strives to ensure that the total compensation paid to the named executives is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the named executives are similar to those provided to executive officers serving in similar positions and with similar responsibilities in other U.S. publicly-traded energy companies.

The individuals who served as the Company’s Chief Executive Officer, Chief Financial Officer, Senior Vice President and Managing Director, and Executive Vice President at the close of the last fiscal year are referred to as the “named executive officers.”

Compensation Philosophy and Objectives.  In setting overall compensation for executive officers, the Compensation Committee strives to achieve and balance the following objectives:

•

Hiring and retaining executive officers with the background and skills to help us achieve our Company’s objectives;

•

Aligning the goals of executive officers with those of the stockholders of the Company;

•

Motivating executive officers to achieve the Company’s key short, medium and long-term goals as determined from time to time by the Board;

•

Conserving cash by setting cash compensation levels consistent with market conditions and supplementing it with equity compensation; and

•

Providing sufficient ongoing cash compensation for our employees to meet their personal financial obligations.

The Board believes that specific executive’s compensation level and structure should be guided by the above objectives, and driven by the following principles:

•

Compensation for our executive officers should be strongly linked to performance as measured by the Board from time to time;

•

A portion of each executive’s compensation should include compensation that is at risk, contingent upon the Company’s performance and the success of the Company over time;

•

Compensation should be fair and competitive in relation to the marketplace and the compensation offered at the Company’s peer companies;

•

Employment security should be used to equalize our employment opportunities with those of more mature companies, if and as appropriate;

•

Sense of ownership and long-term perspective should be reaffirmed through our compensation structure; and

•

Outstanding individual achievement should be recognized.

Consistent with the Company’s compensation philosophy and objectives, the Compensation Committee, working with the Company’s Chief Executive Officer, conducted extensive analysis to confirm that the existing salary and bonus components comprising the Company’s compensation package to its executive officers was at a level that was competitive with the benchmark group of companies as identified by the Compensation Committee and disclosed in the Form 10-K/A. This group of companies was confirmed with the Company’s Board of Directors as appropriate comparable benchmark targets.  An in-depth analysis was then done on the compensation policies of all these benchmark companies, including review and analysis of their filings with the SEC.  As noted in our Form 10-K/A, the Company strives to maintain base salary ranges for its executive officer positions at between 75% and 125% of the midpoint of the base salary established for each position based on benchmark company data compiled by the Company.  In addition, the Company is guided in its determinations and grants of performance-based cash incentive compensation and long-term equity compensation by provisions of employment agreements entered into with its executive officers as described in the Form 10-K/A, and the individual officer’s achievement of financial and other objectives as established by the Compensation Committee.

With respect to the financial and other objectives established by the Compensation Committee for each executive officer for 2008, at the beginning of year 2008, the Chief Executive Officer of the Company requested that each officer provide detailed quantitative and qualitative personal and Company objectives they would strive to achieve in 2008, and the Chief Executive Officer did so as well with respect to himself.

In accordance with the Compensation Committee Charter, at the end of 2008 the Compensation Committee held a series of meetings and discussions regarding the achievements that each individual officer made with respect to their objectives provided earlier in the year.  The Compensation Committee analyzed each officer’s performance review prepared by the Company’s Chief Executive Officer, and independently reviewed the performance of the Chief Executive Officer and each other executive officer against the officer’s personal performance objectives for the year without the Chief Executive Officer’s participation.  The Company’s Chief Executive Officer then provided compensation recommendations for each executive officer to the Compensation Committee, save for the Chief Executive Officer’s compensation, which was to be determined in the Compensation Committee’s sole discretion.  The Compensation Committee then determined each executive officer’s salary and bonus compensation in accordance with the Company’s compensation philosophy and objectives, and compared each officer’s compensation against compensation levels of appropriate officers in the benchmark group to determine their fairness and competiveness, which was confirmed.

Some of the principal quantitative and qualitative performance objectives and results evaluated by the Compensation Committee in its review of executive officer performance in 2008 were as follows:

•

Objective:  The Company’s successful implementation of its strategic plan and strategy through 2008 and meeting all its corporate timelines for governmental filings and contractual obligations.  Result: All corporate obligations for 2008 were met and all government filings were timely made.

•

Objective:  The Company’s acquisition of a coal bed methane asset in China. Result:  The Company successfully negotiated the acquisition of a 100% interest in the Zijinshan production sharing agreement with China United Coal bed Methane Company (CUCBM).  The Company also guided and received Chinese Government approval of the Zijinshan contract, receiving the Chinese Government’s recognition that our Company was financially and technically qualified to be the “Operator” of that block.

•

Objective:  Pursue the acquisition of certain coal bed methane assets from ChevronTexaco in China, and negotiate a reduced purchase price.  Result: The Company successfully negotiated an extension to the 4 purchase agreements with ChevronTexaco, including an aggregate $11 million reduction in price.

•

Objective:  Acquire additional interest in the Baode coal bed methane block in China.  Result: The Company successfully negotiated and signed agreement with BHP Billiton to acquire its interest in the Baode coal bed methane block and assume operatorship of the same.

•

Objective:  Sign an onshore oil-producing contract. Result: The Company entered into an Agreement on Cooperation with Well Lead Group Limited relating to the possible acquisition of a participating interest in two onshore producing areas in the People’s Republic of China, and, further successfully re-negotiated the agreement resulting in several million dollars of reduced cash and stock consideration payable by the Company.

•

Objective:  Run the Company so that cash is conserved and liquidity is maintained.  Result:  The Company was able to survive and focus its strategy on a small group of prospects and used stock (instead of cash) as possible.

•

Objective:  Acquire a possible downstream asset.  Result: Signed the Handan Gas Distribution Letter of Intent.

•

Objective:  Bring the Company into complete compliance with Sarbanes Oxley (“SOX”) and establish a set of controls that will enable the Company to accurately reflect its compliance above and beyond those required by SOX.  Result:  The Company engaged a SOX consulting firm and hired an in-house SOX expert, and achieved SOX compliance within the required timeframe and at a reasonable cost.  The Company received one of the highest audit integrity scores as rated for Accounting and Governance Risk (AGR) by Audit Integrity (Forbes Magazine's auditing partner in the "100 Most Trustworthy Companies," and a leading provider of accounting and governance risk analysis on public companies).

•

Objective:  Have all audits conducted successfully and on time and within cost estimates. Result:  The Company successfully completed all audits in a timely manner and was able to reduce the actual billings by our auditors for certain items. The Company received one of the highest audit integrity scores as rated for Accounting and Governance Risk (AGR) by Audit Integrity (Forbes Magazine's auditing partner in the "100 Most Trustworthy Companies," and a leading provider of accounting and governance risk analysis on public companies).

•

Objective:  Begin the implementation of a new accounting system.  Result:  The Company started implementation of the new “Ideas” accounting system, on target for price and timeliness and potential to save money and time for the Company.

•

Objective:  Implement an IT solution for linking the Company’s computer servers between the Company’s offices in China and the United States.  Result:  The Company successfully implemented this solution and achieved the desired IT links.

•

Objective:  Review existing data and develop work program and budget for the Company’s Zijinshan coal bed methane (CBM) project.  Result:  The Company successfully obtained and reviewed existing data for the Zijinshan CBM project and developed a work program for 2008/09.

•

Objective:  Negotiate a seismic contract for Zijinshan CBM project.  Result: The Company evaluated contractors and negotiated and entered into a seismic contract for the Zijinshan CBM project work program at a significant dollar savings.

•

Objective:  Bring in a potential joint venture partner, or farminee, to the Baode Block.  Result: The Company implemented and finalized a joint study of the Baode Pilot with Arrow Energy.

Based on an analysis of benchmark company data, the Compensation Committee determined that all the Company’s executive officers’ salaries fell within the 75%-125% salary range, with each executive in fact falling below the 100% mark.  However, the Compensation Committee determined that since the Company was a development stage company with limited cash, in order to conserve cash no salary increases would take place in 2008.

With respect to salary plus cash bonuses and long-term equity compensation grants, the Compensation Committee concluded that the cash and non-cash compensation, including the cash bonuses and long-term equity compensation grants recommended by the Company’s Chief Executive Officer, were in all cases below the average of the benchmark companies as follows:

•

Mr. Frank Ingriselli:  Mr. Ingriselli’s base salary was approximately 10% below the average base salary of his peers in the benchmark group, and when combined with the $140,000 cash bonus considered by the Compensation Committee, was 20% below the average base salary plus cash bonus of his peers in the benchmark group.  A 100% of salary stock/option bonus amount was approximately 50% below the average stock/option bonus payment amount awarded to his peers in the benchmark group.

•

Mr. Stephen Groth:  Mr. Groth’s base salary was approximately 7% below the average base salary of his peers in the benchmark group, and when combined with the $50,000 cash bonus recommended by the Company’s Chief Executive Officer, was 25% below the average base salary plus cash bonus of his peers in the benchmark group. The recommended stock/option bonus amount was approximately 15% below the average stock/option bonus payment amount awarded to his peers in the benchmark group.

•

Mr. Richard Grigg:  Mr. Grigg’s base salary was approximately equal to the average base salary of his peers in the benchmark group, however, none of his peers were in an overseas assignment, so Mr. Grigg’s salary, which already includes an overseas premium, places his base salary significantly below that of his peers.  Also, when combined with the $96,000 cash bonus recommended by the Company’s Chief Executive Officer, was 17% below the average base salary plus cash bonus of his peers in the benchmark group. The recommended stock/option bonus amount was approximately 60% below the average stock/option bonus payment amount awarded to his peers in the benchmark group.

•

Mr. Jamie Tseng:  Mr. Tseng’s base salary was approximately 20% below the average base salary of his peers in the benchmark group, and when combined with the $20,000 cash bonus recommended by the Chief Executive Officer, was 37% below the average base salary plus cash bonus of his peers in the benchmark group. The recommended stock/option bonus amount was approximately 30% below the average stock/option bonus payment amount awarded to his peers in the benchmark group.

Accordingly, and in consideration of the various quantitative and qualitative performance factors and accomplishments detailed above and the Company’s compensation philosophy and objectives, the Compensation Committee determined to grant the performance-based cash incentive compensation and long-term equity compensation awards as detailed in the Form 10-K/A.

The Company has revised the 10-K Amendment to include additional disclosure regarding how it arrived at and why it paid each of the particular levels and forms of compensation for 2008, including quantitative and qualitative analysis of the factors the Compensation Committee considered in making specific compensation awards, as set forth herein.

In our future filings, we will provide clearer disclosure that addresses how each compensation component and the decisions regarding these components are made and include sufficient qualitative and quantitative disclosure, as applicable.

5.

In addition, please disclose the targets the compensation committee used in its determination to award annual bonuses for the named executive officers, including target levels of company “financial and other objectives established by the Board each year.”

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 401(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  See Instruction 4 to Item 402(b) of Regulation S-K.

COMPANY RESPONSE

As stated in the Company’s response to Question #4 above and in the Company’s Form 10-K/A, the Company strives to maintain base salary ranges for its executive officer positions at between 75% and 125% of the midpoint of the base salary established by the Compensation Committee for each range based on benchmark group data compiled by the Company.  The Company determined not to increase executive compensation base salaries in 2008, but elected to make performance-based cash and long-term equity incentive compensation grants to its executive officers based on the achievement of individual and Company objectives as described in the Company’s response to Question #4 above, within the ranges set by the individual executive officer’s employment agreements, as applicable, and as guided by the Company’s analysis of the benchmark group data.

The Company has revised the 10-K Amendment to include additional disclosure addressing the targets the Company used in its determination to award annual bonuses for the named executive officers as set forth herein.

In our future filings, we will provide clearer disclosure that addresses the targets the Company used in its determination to award annual bonuses for the named executive officers, including target levels of the Company’s financial and other objectives established by the Company each year, as applicable.

Certifications Pursuant to Section 302

6.

The certifications you provided as exhibits 31.1 and 31.2 appear to be deficient insofar as they omit introductory language from paragraph 4 as well as required paragraph 4(b) regarding internal control over financial reporting.  Please file as exhibits complete certifications in the proper form with your next amended Form 10-K/A.

COMPANY RESPONSE

The Company has revised the certifications provided as exhibits 31.1 and 31.2 to include the introductory language from paragraph 4 as well as required paragraph 4(b) regarding internal control over financial reporting, and have filed as exhibits the complete certifications in the proper form with the Company’s 10-K Amendment.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 10-K Amendment and 10-Q Amendment, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the fling, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this response letter to the undersigned at (510) 690-0065.

Yours truly,

Pacific Asia Petroleum, Inc.
Per: /s/ Clark R. Moore
Clark R. Moore Corporate Counsel

Enclosures